Exhibit 99.1

QIWI Announces Third Quarter 2023 Financial Results

NICOSIA, CYPRUS – November 17, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced its financial results for the third quarter ended September 30, 2023.

3Q 2023 key operating and financial highlights1 2

		3Q 2022	3Q 2023			9M 2022	9M 2023			3Q 2023	9M 2023
		RUB million	RUB million	YoY		RUB million	RUB million	YoY		USD million(1)	USD million(1)
	Revenue	12,955	17,206	32.8%		36,687	53,115	44.8%		176.6	545.2
	Total Net Revenue	8,725	8,793	0.8%		25,238	26,539	5.2%		90.3	272.4
	Adjusted EBITDA	5,620	3,562	(36.6)%		16,279	13,098	(19.5)%		36.6	134.5
Consolidated Group results	Adjusted EBITDA margin	64.4%	40.5%	(23.9	)p.p.	64.5%	49.4%	(15.1	)p.p.	40.5%	49.4%
	Profit for the period	4,619	2,993	(35.2)%		9,686	12,309	27.1%		30.7	126.4
	Adjusted Net profit	4,690	3,564	(24.0)%		9,980	12,978	30.0%		36.6	133.2
	Adjusted Net profit margin	53.8%	40.5%	(13.2	)p.p.	39.5%	48.9%	9.4	p.p.	40.4%	48.9%
	Net Revenue	7,574	6,600	(12.9)%		22,541	20,759	(7.9)%		67.8	213.1
	Payment Net Revenue	6,029	4,062	(32.6)%		17,728	14,192	(19.9)%		41.7	145.7
	Payment Volume, billion	499	473	(5.1)%		1,355	1,447	6.8%		4.9	14.9
Payment Services (PS)	Payment Net Revenue Yield	1.21%	0.86%	(0.3	)p.p.	1.31%	0.98%	(0.3	)p.p.	0.86%	0.98%
	Other Net Revenue	1,545	2,538	64.3%		4,813	6,567	36.5%		26.1	67.4
	Adjusted Net profit	4,004	2,563	(36.0)%		12,605	9,025	(28.4)%		26.3	92.6
	Adjusted Net profit margin	52.9%	38.8%	(14.0	)p.p.	55.9%	43.5%	(12.4	)p.p.	38.8%	43.5%
	Net Revenue	181	1,166	542.8%		466	2,837	509.2%		12.0	29.1
Digital Marketing (DM)	Adjusted Net (loss) / profit	63	272	331.6%		36	601	1550.2%		2.8	6.2
	Adjusted Net profit margin	34.8%	23.3%	(11.4	)p.p.	7.8%	21.2%	13.4	p.p.	23.3%	21.2%
Corporate and Other (CO)	Net Revenue	970	1,027	5.8%		2,231	2,943	31.9%		10.5	30.2
	Adjusted Net (loss) / profit	623	729	17.0%		(2,662)	3,352	(225.9)%		7.5	34.4

(1)	Throughout this release dollar translation is calculated using a rouble to U.S. dollar exchange rate of RUB 97.4147 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2023.
(2)	Throughout this release, following the introduction of new Digital Marketing segment, certain amounts related to Flocktory have been reclassified from Corporate and Other to Digital Marketing segment to conform to the current period presentation.

Key events during and after the reported period

•	QIWI provided an update on corporate restructuring and received the consent from the NASDAQ Hearing Panel (the “Panel”) to sustain listing on NASDAQ until completion of the restructuring by January 31, 2024[3].
•	QIWI released its ESG Report for 2022[4].
•	From July 26, 2023, certain QIWI Bank operations were temporarily restricted by the Central Bank of Russia[5].
•	Credit rating agency Expert Ra assigned credit rating ruBBB+ with “developing” outlook for JSC QIWI, updated its rating for QIWI Bank (JSC), rating of QIWI PLC expired and its extension was not requested by the Company[6].

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, and adjusted Net profit margin in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as a reconciliation to IFRS reported numbers at the end of this release.

2 Throughout this release calculations of totals, subtotals and/or percentage change may have small variations due to rounding of decimals.

3 https://investor.qiwi.com/news-and-events/press-releases/4108577/

4 https://investor.qiwi.com/news-and-events/press-releases/4108576/

5 https://investor.qiwi.com/news-and-events/press-releases/4108571/

6 https://investor.qiwi.com/news-and-events/press-releases/4108572/

3Q 2023 results

Net Revenue breakdown by segments

	3Q 2022	3Q 2023		9M 2022	9M 2023		3Q 2023	9M 2023
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Total Net Revenue	8,725	8,793	0.8%	25,238	26,539	5.2%	90.3	272.4
Payment Services (PS)	7,574	6,600	(12.9)%	22,541	20,759	(7.9)%	67.8	213.1
PS Payment	6,029	4,062	(32.6)%	17,728	14,192	(19.9)%	41.7	145.7
PS Other	1,545	2,538	64.3%	4,813	6,567	36.5%	26.1	67.4
Digital Marketing (DM)	181	1,166	542.8%	466	2,837	509.2%	12.0	29.1
Corporate and Other (CO)	970	1,027	5.8%	2,231	2,943	31.9%	10.5	30.2

Total Net Revenue slightly increased by 0.8% YoY and amounted to RUB 8,793 million ($90.3 million) despite the high base effect of last year and temporary restrictions of the Central Bank of Russia (the “CBR restrictions”) on certain operations for QIWI Wallets7. The decline in the PS segment was offset mainly by the strong results of the Digital Marketing (DM) segment and the contribution from the Corporate and Other (CO) segment.

Payment Services

PS Net Revenue decreased by 12.9% YoY to RUB 6,600 million ($67.8 million) mainly driven by the negative implications of the CBR restrictions and the decreased level of money remittances which were lower than the temporary hikes of the previous year.

PS Payment Net Revenue decline was 32.6% YoY and amounted to RUB 4,062 million ($41.7 million) driven by a combination of lower PS Payment Volume by 5.1% YoY and PS Payment Net Revenue Yield decline by 35 bps YoY to 0.86%.

PS Payment Net Revenue Yield decline was driven by the adverse mix effect resulting from a higher share of operations with lower margins, such for example acquiring.

PS Payment Volume decreased by 5.1% YoY to RUB 473.5 billion due to the negative implications of the CBR restrictions and decreased level of CONTACT money remittances which were partially offset by the onboarding of new merchants and aggregators and the growing payment volume from our product offering for digital entertainment and commerce.

PS Other Net Revenue primarily comprises interest income, revenue from fees for inactive accounts and unclaimed payments, cash and settlement services and related conversion income, income from financing of other business segments and third parties. In 3Q 2023 PS Other Net Revenue increased by 64.3% YoY to RUB 2,538 million ($26.1 million) as a result of further growth of net revenue derived from cash and settlement services and higher interest income resulting from a larger investment portfolio and higher interest rates.

Digital Marketing (DM)

DM Net Revenue increased by 542.8% YoY to RUB 1,166 million ($12.0 million) driven by the RealWeb acquisition in December 20228 and the strong performance of Flocktory underpinned by the increase in the number of clients and traffic-providers as well as overall improved business efficiency.

Corporate and Other (CO)

	3Q 2022	3Q 2023		9M 2022	9M 2023		3Q 2023	9M 2023
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
CO Net Revenue	970	1,027	5.8%	2,231	2,943	31.9%	10.5	30.2
ROWI	696	655	(6.0)%	1,775	1,908	7.5%	6.7	19.6
Tochka	-	-		106	-	(100.0)%	-	-
Corporate and Other projects	273	371	35.8%	351	1,035	194.7%	3.8	10.6

7 https://investor.qiwi.com/news-and-events/press-releases/4108571/

8 https://investor.qiwi.com/news-and-events/press-releases/4108557/

CO Net Revenue increased by 5.8% YoY to RUB 1,027 million ($10.5 million) driven by higher interest income accounted for in Corporate and Other projects.

•	ROWI Net Revenue decreased by 6.0% YoY to RUB 655 million ($6.7 million) mainly due to a decline of net portfolio yield compared to 3Q2022.

o	As of September 30, 2023, the bank guarantees portfolio reached RUB 79.0 billion - an increase of 11.2% YoY.

o	As of September 30, 2023, the factoring portfolio was RUB 13.7 billion or 24.0% higher YoY.

o	As of September 30, 2023, the portfolio of online loans for government contracts execution doubled compared to the previous year and reached RUB 3.7 billion.

o	In 3Q 2023, the share of ROWI Net Revenue in Total Net Revenue was 7.4%.

•	Corporate and Other projects Net Revenue in 3Q 2023 amounted to RUB 371 million ($3.8 million) compared to RUB 273 million in 3Q 2022 driven by higher interest income from investments in debt securities (high-quality corporate and government bonds) partially offset by lower income from provided loans.

Operating expenses and other non-operating income and expenses

	3Q 2022	3Q 2023			9M 2022	9M 2023			3Q 2023	9M 2023
	RUB million	RUB million	YoY		RUB million	RUB million	YoY		USD million	USD million
Operating expenses	(3,363)	(5,583)	66.0%		(9,876)	(14,417)	46.0%		(57.3)	(148.0)
% of Net Revenue	(38.5)%	(63.5)%	(24.9	)p.p.	(39.1)%	(54.3)%	(15.2	)p.p.
Selling, general and administrative expenses	(959)	(1,542)	60.8%		(2,503)	(3,685)	47.2%		(15.8)	(37.8)
% of Net Revenue	(11.0)%	(17.5)%	(6.5	)p.p.	(9.9)%	(13.9)%	(4.0	)p.p.
Personnel expenses	(1,987)	(3,084)	55.2%		(5,662)	(8,869)	56.6%		(31.7)	(91.0)
% of Net Revenue	(22.8)%	(35.1)%	(12.3	)p.p.	(22.4)%	(33.4)%	(11.0	)p.p.
Depreciation, amortization & impairment	(258)	(352)	36.4%		(858)	(976)	13.8%		(3.6)	(10.0)
% of Net Revenue	(3.0)%	(4.0)%	(1.0	)p.p.	(3.4)%	(3.7)%	(0.3	)p.p.
Credit loss (expense) / income	(159)	(605)	280.5%		(853)	(887)	4.0%		(6.2)	(9.1)
% of Net Revenue	(1.8)%	(6.9)%	(5.1	)p.p.	(3.4)%	(3.3)%	0.04	p.p.
Other non-operating income and expenses	582	983	68.9%		(2,117)	3,232	(252.7)%		10.1	33.2
% of Net Revenue	6.7%	11.2%	4.5	p.p.	(8.4)%	12.2%	20.6	p.p.
Share of loss of an associate	-	(68)			-	(112)			(0.7)	(1.1)
% of Net Revenue	0.0%	(0.8)%	(0.8	)p.p.	0.0%	(0.4)%	(0.4	)p.p.
Foreign exchange gain/(loss), net	555	1,055	90.1%		(2,255)	3,170	(240.6)%		10.8	32.5
% of Net Revenue	6.4%	12.0%	5.6	p.p.	(8.9)%	11.9%	20.9	p.p.
Other income and expenses, net	27	13	(51.9)%		138	(233)	(268.8)%		0.1	(2.4)
% of Net Revenue	0.3%	0.1%	(0.2	)p.p.	0.5%	(0.9)%	(1.4	)p.p.
Gain/(loss) from disposal of subsidiaries	-	(17)			-	407			(0.2)	4.2
% of Net Revenue	0.0%	(0.2)%	(0.2	)p.p.	0.0%	1.5%	1.5	p.p.

Operating expenses increased by 66.0% YoY to RUB 5,583 million ($57.3 million) primarily due to investments in personnel and operational improvements to secure future growth of the business and the consolidation of RealWeb results starting from the beginning of the year. As a result, operating expenses as a percentage of Total Net Revenue deteriorated by 24.9 ppts and amounted to 63.5%.

Personnel expenses surged by 55.2% YoY to RUB 3,084 million ($31.7 million) driven by the hiring of new staff for the development of new and existing products, salary reviews and higher bonuses to employees in PS segment as well as the consolidation of the new RealWeb business. Personnel expenses as a percentage of Total Net Revenue increased by 12.3 ppts to 35.1% driven by the factors described above.

Selling, general and administrative expenses increased by 60.8% YoY to RUB 1,542 million ($15.8 million) and as a percentage of Total Net Revenue by 6.5 ppt YoY to 17.5% as a result of a combination of (i) higher expenses as a result of further growth of net revenue derived from cash and settlement services, (ii) consolidation of RealWeb results starting from 2023, (iii) and higher expenses on advisory and audit services, IT-related services, business travel and other.

Depreciation, amortization and impairment increased by 36.4% YoY to RUB 352 million ($3.6 million) or 4.0% as percent of Total Net Revenue due to the consolidation of RealWeb and expenditures on automation of payment systems.

Credit loss amounted to RUB 605 million ($6.2 million) compared to RUB 159 million in 3Q 2022 due to the increase of provisions for the bank guarantees portfolio.

Other non-operating income increased by 68.9% YoY to RUB 983 million ($10.1 million) due to the higher amount of foreign exchange gain.

Income tax expense

Income tax expense decreased by 9.4% YoY to RUB 1,200 million ($12.3 million) driven by lower profit before tax on higher expenses described above.

The effective tax rate increased from 22.3% in 3Q 2022 to 28.6% in 3Q 2023 due to the windfall tax9 accrued in 3Q 2023 in the amount of RUB 450 million.

Profitability results

	3Q 2022	3Q 2023			9M 2022	9M 2023			3Q 2023	9M 2023
	RUB million	RUB million	YoY		RUB million	RUB million	YoY		USD million	USD million
Adjusted EBITDA	5,620	3,562	(36.6)%		16,279	13,098	(19.5)%		36.6	134.5
Adjusted EBITDA margin, %	64.4%	40.5%	(23.9	)p.p.	64.5%	49.4%	(15.1	)p.p.	40.5%	49.4%
Adjusted Net Profit	4,690	3,564	(24.0)%		9,980	12,978	30.0%		36.6	133.2
Adjusted Net Profit margin, %	53.8%	40.5%	(13.2	)p.p.	39.5%	48.9%	9.4	p.p.	40.5%	48.9%
Payment Services	4,004	2,563	(36.0)%		12,605	9,025	(28.4)%		26.3	92.6
PS Adjusted Net Profit margin, %	52.9%	38.8%	(14.0	)p.p.	55.9%	43.5%	(12.4	)p.p.	38.8%	43.5%
Digital Marketing (DM)	63	272	331.6%		36	601	1550.2%		2.8	6.2
DM Adjusted Net Profit margin, %	34.8%	23.3%	(11.4	)p.p.	7.8%	21.2%	13.4	p.p.	23.3%	21.2%
Corporate and Other (CO)	623	729	17.0%		(2,662)	3,352	(225.9)%		7.5	34.4

Adjusted EBITDA decreased by 36.6% YoY to RUB 3,562 million ($36.6 million) mainly due to investments in personnel and operational improvements to secure future growth of the business and the consolidation of RealWeb starting from the beginning of the year. As a result, Adjusted EBITDA margin decreased by 23.9 ppts YoY to 40.5%.

Adjusted Net Profit decreased by 24.0% YoY to RUB 3,564 million ($36.6 million). Adjusted Net Profit margin decreased by 13.2 ppts YoY to 40.5% driven by EBITDA dynamics partially offset by higher forex exchange gain and excluded the one-off impact of the windfall tax provision.

PS Adjusted Net Profit decreased by 36.0% YoY to RUB 2,563 million ($26.3 million) mainly due to (i) the decline of PS Net Revenue by 12.9% YoY described earlier, and (ii) investments made in personnel and operational improvements to secure future growth of the business. As a result, PS Adjusted Net Profit margin deteriorated by 14.0 ppts to 38.8%.

Digital Marketing (DM) Adjusted Net Profit for 3Q 2023 increased to RUB 272 million ($2.8 million) due to the Flocktory Net Revenue growth and the consolidation of new RealWeb business. DM Adjusted Net Profit margin was 23.3%.

CO Adjusted Net Profit increased by 17.0% YoY to RUB 729 million ($7.5 million) resulting from a combination of CO Net Revenue YoY growth by 5.8% mentioned previously and the foreign exchange gain.

9 Windfall tax is a one-off special tax enacted in Federal Law 414-FZ and set to take effect on January 1, 2024. The Group anticipates using the “early payment” option to reduce the effective rate by up to 50%.

Dividends

Due to the lingering stock market infrastructure issues, the Company does not see the opportunity to arrange the distribution of dividends or repurchase shares with the equal treatment of all existing shareholders. Therefore, the Board decided to keep the distribution of dividends under review until changes of the sanction regime or other developments enable the Company to distribute dividends to all of its shareholders.

Earnings Conference Call and Audio Webcast

Given the persisting level of uncertainty and market volatility, there will be no conference call or webcast to discuss the results. We welcome all our stakeholders to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

About QIWI plc.

QIWI is an innovative provider of cutting-edge payment and financial services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI, RealWeb, Flocktory and other projects, the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, the effect of the CBR restrictions on results of operations, any other restriction the CBR may impose based on our past and future operations, our ability to  eliminate partially or completely the CBR restrictions, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of September 30,	As of September 30,
	2022	2023	2023
		(Unaudited)	(Unaudited)
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,163	1,658	17.0
Goodwill and other intangible assets	13,126	12,968	133.1
Investments in associates	303	512	5.3
Long-term debt securities	2,946	4,993	51.3
Long-term loans issued	843	3,479	35.7
Other non-current assets	257	200	2.1
Deferred tax assets	208	288	3.0
Total non-current assets	18,846	24,098	247.4
Current assets
Trade and other receivables	15,194	14,948	153.4
Short-term loans issued	14,200	18,556	190.5
Short-term debt securities	14,029	29,899	306.9
Other current assets	2,195	1,877	19.3
Cash and cash equivalents	47,462	29,463	302.4
Total current assets	93,080	94,743	972.6
Total assets	111,926	118,841	1,219.9
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.01
Additional paid-in capital	1,876	1,876	19.3
Share premium	12,068	12,068	123.9
Other reserves	2,696	1,141	11.7
Retained earnings	39,941	51,799	531.7
Translation reserve	401	268	2.8
Total equity attributable to equity holders of the parent	56,983	67,153	689.4
Non-controlling interests	912	1,068	11.0
Total equity	57,895	68,221	700.3
Non-current liabilities
Long-term deferred income	1,154	849	8.7
Long-term lease liabilities	133	319	3.3
Other non-current liabilities	156	113	1.2
Deferred tax liabilities	1,847	1,440	14.8
Total non-current liabilities	3,290	2,721	27.9
Current liabilities
Trade and other payables	33,048	29,382	301.6
Customer accounts and amounts due to banks	11,203	12,374	127.0
Short-term debt	3,922	3,855	39.6
Short-term lease liabilities	300	228	2.3
Other current liabilities	2,268	2,060	21.1
Total current liabilities	50,741	47,899	491.7
Total equity and liabilities	111,926	118,841	1,219.9

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD
Revenue:	12,955	17,206	176.6
Revenue from contracts with customers	10,871	14,587	149.7
Interest revenue calculated using the effective interest rate	1,697	2,215	22.7
Fees from inactive accounts and unclaimed payments	387	404	4.1

Operating costs and expenses:	(7,593)	(13,996)	(143.7)
Cost of revenue (exclusive of items shown separately below)	(4,230)	(8,413)	(86.4)
Selling, general and administrative expenses	(959)	(1,542)	(15.8)
Personnel expenses	(1,987)	(3,084)	(31.7)
Depreciation and amortization	(258)	(352)	(3.6)
Credit loss (expense)/income	(159)	(605)	(6.2)
Profit from operations	5,362	3,210	33.0

Loss from disposal of subsidiaries	-	(17)	(0.2)
Share of loss of an associate	-	(68)	(0.7)
Foreign exchange gain/(loss), net	555	1,055	10.8
Other income and expenses, net	27	13	0.1
Profit before tax	5,944	4,193	43.0
Income tax expense	(1,325)	(1,200)	(12.3)
Net profit for the period	4,619	2,993	30.7
Attributable to:
Equity holders of the parent	4,463	2,864	29.4
Non-controlling interests	156	129	1.3

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(177)	136	1.4
Net gain recycled to profit or loss upon disposal	-	(23)	(0.2)

Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax	(121)	(1,206)	(12.4)
Net gain recycled to profit or loss upon disposal	-	(7)	(0.1)
Share of other comprehensive Income of an associate	-	2	0.0
Total other comprehensive (loss)/income, net of tax	(298)	(1,098)	(11.3)
Total comprehensive income, net of tax	4,321	1,895	19.5
Attributable to:
Equity holders of the parent	4,160	1,752	18.0
Non-controlling interests	161	143	1.5

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	71.17	45.67	0.47
Diluted, earnings attributable to ordinary equity holders of the parent	71.17	45.67	0.47

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD
Revenue:	36,687	53,115	545.2
Revenue from contracts with customers	30,331	45,960	471.8
Interest revenue calculated using the effective interest rate	5,078	5,923	60.8
Fees from inactive accounts and unclaimed payments	1,278	1,232	12.6

Operating costs and expenses:	(21,325)	(40,993)	(420.8)
Cost of revenue (exclusive of items shown separately below)	(11,449)	(26,576)	(272.8)
Selling, general and administrative expenses	(2,503)	(3,685)	(37.8)
Personnel expenses	(5,662)	(8,869)	(91.0)
Depreciation and amortization	(822)	(976)	(10.0)
Credit loss (expense)/income	(853)	(887)	(9.1)
Impairment of non-current assets	(36)	-	-
Profit from operations	15,362	12,122	124.4

Gain from disposal of subsidiaries	-	407	4.2
Share of loss of an associate	-	(112)	(1.1)
Foreign exchange gain/(loss), net	(2,255)	3,170	32.5
Other income and expenses, net	138	(233)	(2.4)
Profit before tax	13,245	15,354	157.6
Income tax expense	(3,559)	(3,045)	(31.3)
Net profit for the period	9,686	12,309	126.4
Attributable to:
Equity holders of the parent	9,262	11,858	121.7
Non-controlling interests	424	451	4.6

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(101)	349	3.6
Net gain recycled to profit or loss upon disposal	-	(447)	(4.6)

Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax	(11)	(1,270)	(13.0)
Net gain recycled to profit or loss upon disposal	-	(25)	(0.3)
Share of other comprehensive Income of an associate	-	5	0.1
Total other comprehensive (loss)/income, net of tax	(112)	(1,388)	(14.2)
Total comprehensive income, net of tax	9,574	10,921	112.1
Attributable to:
Equity holders of the parent	9,166	10,435	107.1
Non-controlling interests	408	486	5.0

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	147.98	189.08	1.94
Diluted, earnings attributable to ordinary equity holders of the parent	147.98	189.08	1.94

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Nine months ended (unaudited)
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD(1)
Operating activities
Profit before tax	13,245	15,354	157.6
Adjustments to reconcile profit before tax to net cash flows generated from operating activities:
Depreciation and amortization	822	976	10.0
Foreign exchange loss/(gain), net	2,255	(3,170)	(32.5)
Interest income, net	(4,787)	(5,668)	(58.2)
Credit loss expense	853	887	9.1
Share of loss of an associate	-	112	1.1
Gain from disposal of subsidiaries	-	(407)	(4.2)
Impairment of non-current assets	36	-	-
Other	83	269	2.8
Net cash flow generated from operating activities before changes in working capital	12,507	8,353	85.7
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	(3,592)	(431)	(4.4)
Decrease in other assets	103	648	6.7
Increase in customer accounts and amounts due to banks	4,832	328	3.4
Decrease in accounts payable and accruals	(5,354)	(5,140)	(52.8)
(Decrease)/Increase in other liabilities	409	(457)	(4.7)
Increase in loans issued as operating activity	(2,561)	(4,169)	(42.8)
Cash generated from operations	6,344	(868)	(8.9)
Interest received	5,480	6,949	71.3
Interest paid	(399)	(295)	(3.0)
Income tax paid	(2,840)	(3,149)	(32.3)
Net cash flow generated from operating activities	8,585	2,637	27.1
Investing activities
Cash used in business combinations	(304)	(47)	(0.5)
Cash disposal upon sale of subsidiaries	-	(186)	(1.9)
Cash paid for investments in associates	(660)	(315)	(3.2)
Proceeds from sale of an associate	4,855	-	-
Purchase of property and equipment	(173)	(536)	(5.5)
Purchase of intangible assets	(147)	(209)	(2.1)
Proceeds from sale of fixed and intangible assets	9	28	0.3
Loans issued	(7)	(3,179)	(32.6)
Repayment of loans issued	34	61	0.6
Purchase of debt securities	(4,509)	(22,455)	(230.5)
Proceeds from sale and redemption of debt securities	2,391	3,394	34.8
Net cash flow generated from investing activities	1,489	(23,444)	(240.7)
Financing activities
Repayment of debt	(717)	(310)	(3.2)
Proceeds from borrowings	-	249	2.6
Payment of principal portion of lease liabilities	(216)	(268)	(2.8)
Dividends paid to non-controlling shareholders	(124)	(260)	(2.7)
Transactions with non-controlling interest	-	(304)	(3.1)
Net cash flow used in financing activities	(1,057)	(893)	(9.2)
Effect of exchange rate changes on cash and cash equivalents	(1,611)	3,710	38.1
Effect of change in ECL on cash and cash equivalents	-	(9)	(0.1)
Net increase/(decrease) in cash and cash equivalents	7,406	(17,999)	(184.8)
Cash and cash equivalents at the beginning of the period	33,033	47,462	487.2
Cash and cash equivalents at the end of the period	40,439	29,463	302.4

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, Payment Services (PS) Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Digital Marketing (DM) Net Revenue, Corporate and Other (CO) Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, PS Adjusted Net Profit, DM Adjusted Net Profit, CO Adjusted Net Profit, and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, DM Net Revenue, CO Net Revenue; Net Profit, in the case of Adjusted EBITDA, Adjusted Net Profit, PS Adjusted Net Profit, DM Adjusted Net Profit, CO Adjusted Net Profit, and earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, DM Net Revenue, CO Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue and its breakdown by segments, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measures, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue, and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

•	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.
•	“Adjusted EBITDA” as Net profit plus/(less): (1) depreciation and amortization, (2) other expenses/(income), (3) foreign exchange loss/(gain), (4) share of loss/(gain) of associates and joint ventures, (5) interest expenses/ (income), (6) income tax expenses, (7) share-based payment expenses, (8) impairment of non-current assets, (9) loss/(gain) from disposal of subsidiary.
•	“Adjusted Net profit” as Net profit plus/(less): (1) fair value adjustments recorded on business combinations and their amortization, (2) impairment of non-current assets, (3) share-based payment expenses, (4) loss/(gain) from disposal of subsidiary, (5) windfall tax, and (6) effect of taxation of the above items.
•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.
•	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue.

We provide a breakdown of Total Net Revenue by segments - PS Net Revenue, including PS Payment Net Revenue and PS Other Net Revenue, DM Net Revenue, CO Net Revenue. We define the above measures as follows:

•	PS Payment Net Revenue is the Net Revenue comprising the merchant and consumer fees collected for the payment transactions.
•	PS Other Net Revenue primarily comprises revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, income from financing of other business segments and third parties.
•	DM Net Revenue includes revenue generated with services provided for context and media advertising management services, including platform services under subscription, social network presence, programmatic, CPA and mobile marketing type of services. The segment includes results of full-cycle digital marketing service provider RealWeb and Flocktory services in marketing automation and advertising technologies.
•	CO Net Revenue comprises from results of ROWI business, Tochka project (before 2Q2022) and Corporate and Other projects, including interest income.

Adjusted EBITDA is a key measure used by management as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of associates and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, income tax, and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries, windfall tax and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

In order to reflect the operational profitability of each segment, we provide a following breakdown of Adjusted Net Profit: Payment Services Adjusted Net Profit, Digital Marketing Adjusted Net Profit, Corporate and Other Adjusted Net Profit.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD
Revenue	12,955	17,206	176.6
Minus: Cost of revenue	4,230	8,413	86.4
Total Net Revenue	8,725	8,793	90.3
Segment Net Revenue
Payment Services Segment Revenue	11,435	10,537	108.2

PS Payment Revenue(1)	9,663	7,749	79.5
Minus: Cost of PS Payment Revenue (2)	3,634	3,687	37.8
PS Payment Net Revenue	6,029	4,062	41.7

PS Other Revenue(3)	1,772	2,788	28.6
Minus: Cost of PS Other Revenue (4)	227	250	2.6
PS Other Net Revenue	1,545	2,538	26.1
Payment Services Segment Net Revenue	7,574	6,600	67.8

Digital Marketing Revenue	252	5,358	55.0
Minus: Cost of DM revenue	71	4,193	43.0
Digital Marketing Net Revenue	181	1,166	12.0

Corporate and Other Category Revenue	1,268	1,311	13.5
Minus: Cost of CO Revenue	298	284	2.9
Corporate and Other Category Net Revenue	970	1,027	10.5

Total Segment Net Revenue	8,725	8,793	90.3

Net profit	4,619	2,993	30.7
Plus:
Depreciation and amortization	258	352	3.6
Other income and expenses, net	(27)	(13)	(0.1)
Foreign exchange (gain)/loss, net	(555)	(1,055)	(10.8)
Loss from disposal of subsidiaries	-	17	0.2
Share of gain/(loss) of an associate	-	68	0.7
Income tax expenses	1,325	1,200	12.3
Adjusted EBITDA	5,620	3,562	36.6
Adjusted EBITDA margin	64.4%	40.5%	40.5%

Net profit	4,619	2,993	30.7
Fair value adjustments recorded on business combinations and their amortization(5)	85	124	1.3
Loss from disposal of subsidiaries	-	17	0.2
Windfall tax and effect from taxation of the above items	(14)	430	4.4
Adjusted Net Profit	4,690	3,564	36.6

Adjusted Net Profit per share:
Basic	74.79	56.83	0.58
Diluted	74.79	56.83	0.58

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,713	62,713	62,713
Diluted	62,713	62,713	62,713

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(2)	Cost of PS Payment Revenue primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.
(4)	Cost of PS Other Revenue primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.
(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT, Rapida and RealWeb.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD
Revenue	36,687	53,115	545.2
Minus: Cost of revenue	11,449	26,576	272.8
Total Net Revenue	25,238	26,539	272.4
Segment Net Revenue
Payment Services Segment Revenue	33,019	32,426	332.9

PS Payment Revenue(1)	27,450	25,184	258.5
Minus: Cost of PS Payment Revenue (2)	9,722	10,992	112.8
PS Payment Net Revenue	17,728	14,192	145.7

PS Other Revenue(3)	5,569	7,242	74.3
Minus: Cost of PS Other Revenue (4)	756	674	6.9
PS Other Net Revenue	4,813	6,567	67.4
Payment Services Segment Net Revenue	22,541	20,759	213.1

Digital Marketing Revenue	640	16,880	173.3
Minus: Cost of DM revenue	175	14,044	144.2
Digital Marketing Net Revenue	466	2,837	29.1

Corporate and Other Category Revenue	3,028	3,808	39.1
Minus: Cost of CO Revenue	796	865	8.9
Corporate and Other Category Net Revenue	2,231	2,943	30.2

Total Segment Net Revenue	25,238	26,539	272.4

Profit for the period	9,686	12,309	126.4
Plus:
Depreciation and amortization	822	976	10.0
Other income and expenses, net	(138)	233	2.4
Foreign exchange (gain)/loss, net	2,255	(3,170)	(32.5)
Gain from disposal of subsidiaries	-	(407)	(4.2)
Share of gain of an associate and a joint venture	-	112	1.1
Income tax expenses	3,559	3,045	31.3
Share-based payment expenses	59	-	-
Impairment of non-current assets	36	-	-
Adjusted EBITDA	16,279	13,098	134.5
Adjusted EBITDA margin	64.5%	49.4%	49.4%

Profit for the period	9,686	12,309	126.4
Fair value adjustments recorded on business combinations and their amortization(5)	266	687	7.1
Impairment of non-current assets	36	-	-
Share-based payment expenses	59	-	-
Gain from disposal of subsidiaries	-	(407)	(4.2)
Windfall tax and effect from taxation of the above items	(67)	389	4.0
Adjusted Net Profit	9,980	12,978	133.2

Adjusted Net Profit per share:
Basic	159.45	206.94	2.12
Diluted	159.45	206.94	2.12

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,588	62,713	62,713
Diluted	62,588	62,713	62,713

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(2)	Cost of PS Payment Revenue primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.
(4)	Cost of PS Other Revenue primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.
(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT, Rapida and RealWeb.